RHODES SECURITIES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended April 30, 2017

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Treasury Stock	Total
Balances at April 30, 2016	$ --	$ 21,000	$ 33,100	$ 396,946	$ (76,401)	$ 374,645
Preferred stock issued	400,000	--	--	--	--	400,000
Preferred stock redeemed	(175,200)	--	--	--	--	(175,200)
Net loss	--	--	--	(331,580)	--	(331,580)
Balances at April 30, 2017	$ 224,800	$ 21,000	$ 33,100	$ 65,366	$ (76,401)	$ 267,865

See notes to financial statements.